Exhibit 99.1

PRESS RELEASE Brussels, 31 July 2013 – 1 / 27

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Second Quarter 2013 and First Half 2013 Results

Except where otherwise stated, the comments below are based on organic growth figures and refer to 2Q13 and HY13 versus the same period of last year. For important disclaimers please refer to pages 2/3.

HIGHLIGHTS

•	Revenue growth: Revenue grew 3.9% in 2Q13 and 2.7% in HY13, with revenue per hl growth of 5.8% in 2Q13 and 5.6% in HY13. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) revenue per hl grew by 6.4% in both 2Q13 and HY13

•	Volume performance: Volumes improved after a challenging first quarter, particularly in Brazil. Total volumes in 2Q13 declined by 1.2%, with own beer volumes decreasing 1.0%, while non-beer volumes declined 3.9%. In HY13, total volumes declined 2.6%, with own beer volumes down 2.3% and non-beer volumes decreasing 4.4%

•	Focus Brands: Our Focus Brands volumes grew 0.6% in 2Q13, with our global brands up 2.9%, led by Budweiser globally, which grew by 6.3%

•	Cost of Sales: Cost of Sales (CoS) increased 2.0% in 2Q13, or 3.8% per hl. In HY13, CoS grew 2.9%, or 5.9% per hl. On a constant geographic basis, CoS per hl increased 4.8% in 2Q13 and 6.5% in HY13

•	EBITDA: EBITDA grew 5.8% in 2Q13 to 3 895 million USD, with a margin of 36.8%. This expansion of 67 bps was driven by margin growth in North America, Mexico, Latin America South and Asia Pacific. In HY13, EBITDA grew 3.4% to 7 325 million USD with a margin of 37.1%, an improvement of 25 bps

•	Non-recurring items: 2Q13 includes a non-recurring gain of 6 305 million USD, mainly reflecting the fair value adjustment on the initial investment held in Grupo Modelo, in line with IFRS accounting standards

•	Net finance costs: Net finance costs (excl. non-recurring net finance costs) were 1 000 million USD in the quarter, compared to 456 million USD in 2Q12. The increase is due mainly to mark-to-market losses of 298 million USD linked to the hedging of our share-based payment programs which are reported in other financial results, compared to a reported gain of 179 million USD in 2Q12

•	Non-recurring net finance costs were 242 million USD, due mainly to mark-to-market losses on the hedging of 93% of our equity exposure related to the shares to be delivered in the next five years to some Grupo Modelo shareholders as part of a transaction related to the combination with Grupo Modelo which closed on 4 June 2013

•	Income taxes: Income tax expense in 2Q13 was 516 million USD, with a normalized effective tax rate of 18.7%, compared to an income tax expense of 305 million USD in 2Q12 and a normalized effective tax rate of 12.5%. The reported effective tax rate of 6.3% in 2Q13 compares to a reported effective tax rate of 12.4% in 2Q12, and is mainly due to the non-taxable nature of the non-recurring gain related to the fair value adjustment on the initial investment held in Grupo Modelo

•	Profit: Normalized profit attributable to equity holders of AB InBev declined in nominal terms to 1 504 million USD in 2Q13 from 1 935 million USD in 2Q12, mainly due to higher net finance costs and income tax expense. Normalized profit attributable to equity holders of AB InBev declined in nominal terms to 3 357 million USD in HY13 from 3 586 million USD in HY12

•	Earnings per share: Normalized earnings per share (EPS) was 0.93 USD in 2Q13 compared with 1.21 USD in 2Q12, with the decrease due to higher net finance costs and income tax expenses. Normalized earnings per share (EPS) was 2.09 USD in HY13 compared with 2.24 USD in HY12

•	Net debt: Net debt as of 30 June 2013 was 43.1 billion USD, an increase from 30.1 billion USD as of 31 December 2012. This increase was mainly due to the leverage required to fund the combination with Grupo Modelo. The net debt to normalized EBITDA ratio, on a reported basis, increased from 1.94x at the end of 2012 to 2.75x as of 30 June 2013, and to 2.50x including 12 months of Grupo Modelo EBITDA

•	2013 Half Year Financial Report: The report is available on our website at www.ab-inbev.com

PRESS RELEASE Brussels, 31 July 2013 – 2 / 27

Figure 1. Consolidated performance (million USD)

	2Q12	2Q12	2Q13	Organic
	Reported	Reference base		growth
Total volumes (thousand hls)	101 678	106 018	105 870	-1.2%
AB InBev own beer	90 533	94 873	95 088	-1.0%
Non- beer volumes	10 630	10 630	10 243	-3.9%
Third party products	515	515	539	4.2%
Revenue	9 871	10 353	10 587	3.9%
Gross profit	5 668	5 944	6 136	5.3%
Normalized EBITDA	3 598	3 752	3 895	5.8%
Normalized EBIT	2 909	3 032	3 179	7.1%
Normalized profit attributable to equity holders of AB InBev	1 935		1 504
Profit attributable to equity holders of AB InBev	1 940		7 458
Normalized earnings per share (USD)	1.21		0.93
Earnings per share (USD)	1.22		4.64
Margins
Gross margin	57.4%	57.4%	58.0%	78 bp
Normalized EBITDA margin	36.4%	36.2%	36.8%	67 bp
Normalized EBIT margin	29.5%	29.3%	30.0%	89 bp

	HY12	HY12	HY13	Organic
	Reported	Reference base		growth
Total volumes (thousand hls)	194 856	199 195	195 833	-2.6%
AB InBev own beer	171 230	175 569	173 130	-2.3%
Non- beer volumes	22 661	22 661	21 725	-4.4%
Third party products	965	965	978	-0.1%
Revenue	19 202	19 685	19 756	2.7%
Gross profit	11 151	11 427	11 401	2.7%
Normalized EBITDA	7 152	7 307	7 325	3.4%
Normalized EBIT	5 799	5 922	5 930	3.7%
Normalized profit attributable to equity holders of AB InBev	3 586		3 357
Profit attributable to equity holders of AB InBev	3 606		9 509
Normalized earnings per share (USD)	2.24		2.09
Earnings per share (USD)	2.26		5.92
Margins
Gross margin	58.1%	58.0%	57.7%	-4 bp
Normalized EBITDA margin	37.2%	37.1%	37.1%	25 bp
Normalized EBIT margin	30.2%	30.1%	30.0%	27 bp

AB InBev’s 2Q13 and 2Q12, and HY13 and HY12 reported numbers are based on unaudited condensed consolidated interim financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

PRESS RELEASE Brussels, 31 July 2013 – 3 / 27

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

Given the transformational nature of the transaction with Grupo Modelo, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2012 segment reporting for purposes of our results announcement and internal review by senior management. This presentation (referred to as the “2012 Reference Base”) includes, for comparative purposes, the results of Grupo Modelo as if the combination had taken place on 4 June 2012. Following the combination, the Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Western Europe and the Export business is reported in the Global Export and Holding Companies segment.

Effective 1 January 2013, the revised IFRS standard “IAS 19 Employee Benefits” has become effective. Under the revised standard, AB InBev presents the net pension interest cost as part of the net finance cost. IAS 19 Employee Benefits requires retrospective application. Accordingly, the 2012 comparative figures have been adjusted as if IAS 19 Revised had always applied.

Effective 1 January 2013, we transferred management responsibility for Ecuador and Peru to Latin America South. These countries were previously reported within Latin America North. The 2012 Latin America South and Latin America North results have been adjusted for comparative purposes.

2Q13 and HY13 EPS is based upon weighted average of 1 606 million shares compared to 1 599 million shares for 2Q12 and HY12.

MANAGEMENT COMMENTS

The second quarter marked the successful closing of our combination with Grupo Modelo. We welcome our new colleagues to AB InBev and are looking forward to working closely with them on the integration and the growth of the business. The results of the Grupo Modelo operations have been fully consolidated with effect from 4 June 2013, and this press release includes Reference Base comparative data for 2Q12, 3Q12 and 4Q12 as if the businesses had been combined on 4 June 2012. Reference Base data for 1Q13 and 2Q13 will be provided at a later date.

Total revenues for AB InBev grew by 3.9% in 2Q13, driven by revenue per hl growth of 5.8% as a result of favorable brand mix and our revenue management initiatives.

Beer volumes in Brazil in the second quarter were marginally down 0.4% compared with 2Q12, a good improvement after a challenging first quarter. This was driven by an easing in food inflation and the success of our market programs and pack price strategies, and despite the public demonstrations taking place in a number of cities during the month of June. The incremental volumes from the FIFA Confederations Cup soccer tournament held in Brazil in June 2013 were also positive for our business. We expect pressure on consumer disposable income in Brazil to continue for the remainder of the year, with an improvement in underlying beer industry volumes in the second half compared to the first half of the year. We believe that beer industry volumes in Brazil in FY13 will be either flat or down low single-digits compared to FY12.

We remain committed to investing behind our brands, with sales and marketing investments for the company in 2Q13 increasing by 7.8% compared to 2Q12. The main increases were in Brazil due to initiatives to leverage the FIFA Confederations Cup, as well as the timing of certain investments.

Consolidated EBITDA grew by 5.8% in 2Q13 with margin expansion of 67 bps, driven mainly by margin growth in North America, Mexico, Latin America South and Asia Pacific.

PRESS RELEASE Brussels, 31 July 2013 – 4 / 27

Normalized profit attributable to equity holders of AB InBev declined by 21.5% compared to 2Q12, driven by mark-to-market losses linked to the hedging of our equity exposures reported in other financial results, as well as higher income tax expense.

Turning to performance in our top markets:

In the United States:

Volume

•	We estimate that industry selling-day adjusted sales-to-retailers (STRs) declined by 2.8% in both 2Q13 and HY13. Industry volume performance in the quarter was impacted by poor weather and continuing pressure on consumer disposable income, although we have seen an improvement in industry volume trends in recent months. STRs in 2Q13 were also negatively impacted by the timing of the July 4th holiday which led to the deferral of some volume from June into July in 2013. Our own selling-day adjusted STRs declined by 3.6% in 2Q13 and by 3.8% in HY13. We estimate the timing of the July 4th holiday negatively impacted the growth of our STRs by 80 bps in 2Q13

•	Our reported sales-to-wholesalers (STWs) declined by 1.7% in 2Q13, with the difference between the decline in STWs and STRs in the quarter being partially driven by the timing of the July 4th holiday, as explained above. Our STWs declined by 3.4% in HY13

Revenue Management

•	US beer-only revenue per hl continues to perform well, growing by 3.9% in the quarter and by 4.0% in HY13. The 2Q13 growth was due to the carryover benefit of the price increase taken in 4Q12, as well as brand mix contribution of approximately 140 bps. The favorable brand mix is due to the innovations launched in the last 12 months, including Bud Light Platinum, Bud Light Lime Lime-A-Rita, Bud Light Lime Straw-Ber-Rita, and Budweiser Black Crown, as well as the growth of our high end brands

Commercial Strategy and Brands

•	We estimate our total market share declined by approximately 40 bps, with the share loss due primarily to the performance of our sub-premium brands, given the pressure on disposable income, as well as our strategy of narrowing the price gap between our premium and sub-premium brands. We estimate that our Focus Brand families gained market share collectively in the second quarter, as measured by STRs

•	We estimate that market share for the Bud Light family increased versus 2Q12. STRs for the Bud Light brand were down 4.7% in the quarter, marginally better than the premium light segment. Bud Light Platinum market share declined in 2Q13 due to the cycling of launch volumes. This decline was more than offset by strong results from Bud Light Lime Straw-Ber-Rita and Bud Light Lime Lime-A-Rita, which achieved a combined market share of 1.1% in 2Q13, based on STRs.

•	Market share for the Budweiser family was marginally down by our estimates in 2Q13, with Budweiser Black Crown offsetting a share decline in Budweiser. Budweiser brand health continues to improve, driven by the Folds of Honor and Red, White and Blue packaging activations during 2Q13

•	We estimate that Michelob Ultra and our high end brands, led by Stella Artois, Shock Top and Goose Island, continued to gain share in the quarter

•	EBITDA margin in the US expanded by approximately 80 bps in 2Q13 driven by the strong revenue per hl performance and savings in distribution expenses

PRESS RELEASE Brussels, 31 July 2013 – 5 / 27

In Mexico:

Integration

•	We are very pleased with the speed at which the integration is progressing. Our new colleagues have embraced the AB InBev culture and ways of working, and are now actively driving the change process throughout the organization

•	The long lead time between announcing the proposed combination with Grupo Modelo at the end of June 2012 and the closing of the transaction eleven months later gave us an opportunity to gain a deep understanding of the business, get to know the people very well, and prepare a comprehensive integration plan

•	We remain committed to delivering 1 billion USD of cost synergies over the next four years, and as a result of best practices sharing, the Grupo Modelo management team was already able to start delivering savings in the first six months of the year

•	On the commercial front, the main short term priorities are to drive daily sales execution, implement best practices and drive organic volume growth through improved trade programs

Volume

•	We estimate that Mexican beer industry volumes were marginally down in the first half of the year due to a soft economy

•	Our domestic volumes in June, since the closing of the combination on 4 June 2013, were up 0.2% compared to the equivalent period in 2012. Grupo Modelo’s domestic volumes grew by 0.7% in 1Q13 and were down by 1.6% in 2Q13, with an earlier Easter holiday in 2013 resulting in some shifting of volume into the first quarter. Grupo Modelo’s domestic volumes in HY13 were down by 0.6%

•	We estimate that market share was flat to marginally down in the first six months of the year.

Revenue Management

•	Domestic beer only revenue per hl in Mexico showed solid growth in June, driven by the price increase in March 2013

In Brazil:

Volume

•	Brazil beer volumes were marginally down 0.4% in 2Q13, a good improvement versus 1Q13. This result was driven by a gradually improving industry performance and focused execution of our revised commercial plan, and despite the public demonstrations taking place in a number of cities during the month of June. The FIFA Confederations Cup soccer tournament held in Brazil in June was also positive for our business

•	We estimate the beer industry grew by 0.5% in the quarter, driven by improved weather and some easing in macro-economic headwinds. Food inflation, in particular, has been decelerating in recent months, and is expected to continue to moderate for the rest of the year, thereby easing the pressure on consumer disposable income

•	As previously reported, our commercial plan in Brazil was revised after the weak first quarter volume performance, with an emphasis on our pack price strategy and on driving daily sales execution. The 1 liter and 300 ml returnable bottle packages both delivered strong growth in 2Q13

•	We estimate that market share in 2Q13 was sequentially flat at 68.1%, with positive momentum within the quarter

•	2013 will continue to be a tough year overall for Brazil beer, but we confirm our belief that beer industry volumes in Brazil in FY13 will be either flat or down low single-digits compared to FY12

PRESS RELEASE Brussels, 31 July 2013 – 6 / 27

Revenue Management

•	Our beer revenue per hectoliter performance remained strong in the quarter, in line with our full year guidance, growing by 10.0% in 2Q13, and by 9.3% in HY13. This was driven by the carry-over of last year’s price increase, improved premium volume mix and higher own distribution

Commercial Strategy and Brands

•	During the second quarter we were able to adapt our short term plans to address the weak volumes at the start of the year, while still successfully delivering against our long term strategic priorities. Our premium beer volumes, led by Budweiser, grew by mid-teens, and the volumes of the 1 liter and 300 ml returnable bottles grew well ahead of the industry. In addition, our innovation volumes almost doubled versus 2Q12 and we continue to grow share in the north and north east of the country

•	The FIFA Confederations Cup delivered approximately 300 000 hls of incremental beer volume in 2Q13, according to our estimates

In China:

Volume

•	Our own volumes grew by 5.0% in 2Q13 and by 9.1% in HY13, with an estimated gain in market share of 40 bps in the first five months for which data is available

Revenue Management

•	Revenue per hl grew by 7.4% in 2Q13, mainly from improved brand mix as consumers continued to trade up into our core plus and premium brands, specifically Harbin, Harbin Ice and Budweiser

Commercial Strategy and Brands

•	Focus Brand volumes increased by 11.8% in 2Q13 with Budweiser, Harbin and Harbin Ice delivering double digit volume growth

•	2Q13 volume growth was driven by the continued expansion of our national brands, Budweiser and Harbin, into new provinces, while share remained stable in our regional strongholds

OUTLOOK

Our outlook for 2013 is as follows:

(i)	Volumes: We will continue to pursue our Focus Brands and premiumization strategy in the US, supported by a healthy innovation pipeline and a strong sales execution plan. We expect the pressure on volumes in Brazil to continue in the short term and, as a result, we expect beer industry volume growth in Brazil in FY13 to be either flat or down low single-digits. We continue to expect solid industry volume growth in China in 2013

(ii)	Revenue per hl: We expect revenue per hl to grow organically ahead of inflation, weighted by country, as a result of continued improvement in mix and revenue management initiatives

(iii)	Cost of Sales per hl: We expect CoS per hl to increase organically by mid single digits in 2013, with global commodity cost increases and an unfavorable foreign exchange transactional impact (primarily BRL/USD), being partly mitigated by procurement savings and efficiency gains

(iv)	Distribution expenses per hl: We expect distribution expenses per hl to increase organically by mid single digits

(v)	Sales & Marketing expenses: We will continue to drive top-line performance by investing behind our brands and expect our sales and marketing investments to increase by mid to high single digits in FY13

PRESS RELEASE Brussels, 31 July 2013 – 7 / 27

(vi)	Net Finance Costs: We expect the average coupon on net debt to be in the range of 4.8% to 5.3% in FY13. The average coupon is expected to decline by 50 bps as from 2014 now that the negative cash carry linked to the delay in the closing of the combination with Grupo Modelo has been eliminated. Net pension interest expense (as a result of the revised IAS 19 standard) and accretion expenses are expected to be approximately 40 and 75 million USD per quarter, respectively. Other financial results will continue to be impacted by gains and losses related to the hedging of our share-based payment programs

(vii)	Effective Tax Rate: We expect the FY13 normalized effective tax rate (ETR) to be between 19% and 21%. We expect the normalized ETR to be in the range of 20% to 25% in the period 2014-2017, and in the range of 25% to 27% thereafter

(viii)	Net Capital Expenditure: We are amending our guidance for net capital expenditure in 2013 from 3.7 billion USD to around 3.9 billion USD. This increase is due to the inclusion of Mexico in our guidance. The remainder of the increase over 2012 is being driven mainly by investments in capacity expansion in Brazil and China, in addition to commercial capex linked to our strong innovation pipeline and market programs

(ix)	Debt: The reported net debt to EBITDA ratio reached 2.75x at the end of June 2013, reflecting the combination with Grupo Modelo, and 2.50x when including 12 months of Grupo Modelo EBITDA. We expect this ratio to fall below 2.0x during the course of 2014. Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the euro

BETTER WORLD

Our dream is to be the Best Beer Company in a Better World, and we continue to demonstrate our social responsibility leadership. In March 2013, we announced that we had achieved or exceeded our three-year global environmental targets on water, energy, carbon emissions and recycling. At the end of 2012, we had reduced water consumption to an industry leading 3.5 hectoliters of water per hectoliter of production, decreased energy use per hectoliter in our breweries and soft drink facilities worldwide by 12%, and reduced our greenhouse gas emissions by 15.7%, all against a 2009 baseline. In addition, the amount of waste sent to landfills was cut by 54.8% year-on-year in 2012, helping us achieve a recycling rate of 99.2%.

To continue our environmental sustainability journey, on 5 June we celebrated World Environment Day, organized by the United Nations Environment Program by launching a new set of five-year global goals. By the end of 2017, we aim to:

(i)	Reduce water risks and improve water management in 100% of our key barley growing regions in partnership with local stakeholders

(ii)	Engage in watershed protection measures at 100% of our facilities located in key areas in Argentina, Bolivia, Brazil, China, Mexico, Peru, and the US, in partnership with local stakeholders

(iii)	Reduce global water usage to a leading-edge 3.2 hectoliters of water per hectoliter of production

(iv)	Reduce global greenhouse gas emissions per hectoliter of production by 10%, including a 15% reduction per hectoliter in China

(v)	Reduce global energy usage per hectoliter of production by 10%

(vi)	Reduce packaging materials by 100 000 tons, and

(vii)	Reach a 70% global average of eco-friendly cooler purchases annually

In addition, initial estimates show we had more than 60 000 colleagues around the world participate in environmental projects at our breweries and in our communities on World Environment Day. This included work with nearly 800 community partners as we supported this effort for the fourth year in a row.

PRESS RELEASE Brussels, 31 July 2013 – 8 / 27

REFERENCE BASE

Given the transformational nature of the transaction with Grupo Modelo, and to facilitate the understanding of AB InBev’s underlying performance, we have updated our 2012 segment reporting for purposes of result announcement and internal review by senior management. This presentation (referred to as the “2012 Reference Base”) includes, for comparative purposes, the results of the Grupo Modelo business as if the combination had taken place on 4 June 2012. Following the combination, the Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Western Europe and the Export business is reported in the Global Export and Holding Companies segment.

This press release includes Reference Base comparative data for 2Q12, 3Q12 and 4Q12 as if the businesses had been combined on 4 June 2012. Reference base data for 1Q13 and 2Q13 will be provided at a later date.

OPERATING PERFORMANCE

Detailed segment information for the 2Q13 and HY13 financial performance is provided in the annexes of the press release.

Figure 2. Volumes (thousand hls)

	2Q12 Reference base	Scope	Organic growth	2Q13	Organic growth
					Total volume	Own beer volume
North America	32 898	78	-607	32 369	-1.8%	-1.9%
Mexico	3 315	—	7	3 322	0.2%	0.2%
Latin America - North	27 135	218	-420	26 932	-1.5%	-0.5%
Latin America - South	7 611	—	-64	7 547	-0.8%	0.1%
Western Europe	8 194	—	-571	7 623	-7.0%	-7.2%
Central and Eastern Europe	6 973	—	-427	6 546	-6.1%	-6.2%
Asia Pacific	17 113	923	871	18 907	5.1%	5.1%
Global Export and Holding Companies	2 779	-61	-93	2 624	-3.4%	-3.4%
AB InBev Worldwide	106 018	1 158	-1 305	105 870	-1.2%	-1.0%

	HY12 Reference Base	Scope	Organic growth		Organic growth
				HY13	Total volume	Own beer volume
North America	62 676	162	-2 113	60 725	-3.4%	-3.4%
Mexico	3 315	—	7	3 322	0.2%	0.2%
Latin America - North	56 546	786	-2 114	55 217	-3.7%	-4.2%
Latin America - South	18 556	—	-1 184	17 373	-6.4%	-5.3%
Western Europe	14 392	—	-1 012	13 379	-7.0%	-7.1%
Central and Eastern Europe	11 295	—	-1 135	10 160	-10.1%	-10.1%
Asia Pacific	28 026	923	2 571	31 521	9.2%	9.2%
Global Export and Holding Companies	4 389	-126	-127	4 136	-3.0%	-3.0%
AB InBev Worldwide	199 195	1 746	-5 108	195 833	-2.6%	-2.3%

North America (NA)

North American total volumes declined 1.8% in 2Q13 and 3.4% in HY13.

PRESS RELEASE Brussels, 31 July 2013 – 9 / 27

In the United States, we estimate that industry selling day adjusted STRs declined by 2.8% in both 2Q13 and HY13, with the decline in 2Q13 due to poor weather and continuing pressure on consumer disposable income, although we have seen an improvement in industry volume trends in recent months. STRs in 2Q13 were also negatively impacted by the timing of the July 4th holiday which led to the deferral of some volume from June into July in 2013. We estimate our own selling day adjusted STRs declined by 3.6% in 2Q13 and by 3.8% in HY13, with the timing of the July 4th holiday negatively impacting the growth of our STRs by approximately 80 bps in 2Q13. STWs declined by 1.7% in 2Q13 and by 3.4% in HY13.

We estimate that our market share declined by 40 bps in the quarter, based on STRs, principally driven by share losses for our value brands, due to the pressure on disposable income and our strategy of narrowing the price gap between our value and premium brands. The Bud Light brand family grew share driven by Bud Light Lime Straw-Ber-Rita and Bud Light Lime Lime-A-Rita. Market share for the Budweiser brand family was marginally down by our estimates with share gains from Budweiser Black Crown offsetting losses from Budweiser. Michelob Ultra and our high end brands led by Stella Artois, Shock Top and Goose Island also gained share.

US beer-only revenue per hl grew 3.9% in the quarter, with a continued benefit from the price increase taken in 4Q12. This growth also includes a brand mix contribution of approximately 140 bps driven by innovations launched in the last 12 months.

In Canada, poor weather drove an industry decline of 3.4% in the quarter. Our own beer volumes declined by 3.7%, with a small market share loss due to competitive promotional activity. Our Focus Brands, particularly the Bud Light family, continue to deliver strong results. Our innovations such as Bud Light Platinum, the recently launched Bud Lime Lime-A-Rita, and Alexander Keith’s Hop Series also delivered good results. Although the Canadian market remains very competitive, the investment in our brands and our focus on balancing volume and profitability in a sustainable way continue to show positive results.

North American EBITDA grew by 4.0% to 1 840 million USD in 2Q13, with margin expansion of 102 bps. Margin expansion was driven by strong revenue per hectoliter performance and an improved production footprint for our innovations in the US. Distribution expenses improved compared to previous quarters, with Bud Light Lime Lime-A-Rita and Bud Light Lime Straw-Ber-Rita now being produced in three breweries in the US with effect from April 2013. North American EBITDA was flat in HY13 at 3 320 million USD.

Mexico

We estimate that Mexican beer industry volumes were marginally down in the first half of the year due to a soft economy. Our domestic volumes in June, since the closing of the combination, were up 0.2% compared to the equivalent period in 2012. Grupo Modelo’s domestic volumes grew by 0.7% in 1Q13 and were down by 1.6% in 2Q13, with an earlier Easter holiday in 2013 resulting in some shifting of volume into the first quarter. Grupo Modelo’s domestic volumes in HY13 were down by 0.6%. We estimate that market share was flat to marginally down in the first six months of the year.

Mexico EBITDA in 2Q13, which only includes our performance since 4 June, grew by 48 million USD to 169 million USD, an increase of 42.2%. This strong result is due to solid revenue per hl growth, cost synergies and the timing of sales and marketing investments.

Latin America North (LAN)

LAN volumes declined 1.5% in 2Q13, with beer volumes down 0.4% and soft drinks volumes declining by 4.6%. In HY13, total volumes decreased 3.7%, with beer volumes falling 4.2%, and soft drinks down 2.5%.

In Brazil, our beer volumes decreased by 0.4%, a good improvement versus the 8.2% decline reported in 1Q13. The 2Q13 performance benefited from improved weather, an easing of food inflation, which is benefiting consumer disposable income, incremental volumes from the FIFA Confederations Cup in June, and the execution of our revised commercial plan. Our pack price strategies delivered solid results with growth in both the 1 liter and 300ml returnable bottles, as well as our one way packages. Beer volumes declined by 4.5% in HY13.

PRESS RELEASE Brussels, 31 July 2013 – 10 / 27

We estimate that our market share in 2Q13 was flat on a sequential basis at 68.1%, with positive momentum within the quarter. Our premium brands continued to deliver double digit volume growth, led by Budweiser and Stella Artois, which both grew over 25% in the quarter, driving brand mix improvements.

Brazil beer revenue per hl grew by 10.0% in 2Q13 and by 9.3% in HY13, due to the carry-over of price increases from last year, premium brand mix and higher own distribution.

LAN EBITDA rose 5.5% to 1 099 million USD in 2Q13 with a margin decline of 141 bps to 44.9%. Distribution expenses increased by 11.9% due mainly to the addition of new distribution centers, while the increase in sales and marketing investments was largely driven by initiatives to fully leverage the FIFA Confederations Cup in June, as well as the timing of certain investments. In HY13, EBITDA increased by 3.4% to 2 384 million USD, with a margin contraction of 55 bps to 47.2%.

Latin America South (LAS)

Total volumes in LAS decreased 0.8% in 2Q13 with beer volumes up 0.1% and non-beer volumes down 2.1%. In HY13, total volumes fell 6.4% with beer volumes declining 5.3% and non-beer volumes down 7.8%.

Beer volumes in Argentina showed a strong recovery in 2Q13 with growth of 3.4%, after falling 10.7% in 1Q13. This improvement was mainly due to easier year-over-year comparisons and improved weather trends, although macro-economic conditions remain challenging. We estimate we gained share in the first five months for which data is available, driven by the Quilmes family and Stella Artois.

LAS EBITDA grew 20.2% to 233 million USD in 2Q13 with an EBITDA margin expansion of 83 bps to 35.8%, driven by revenue per hl growth and strong cost management. In HY13, EBITDA grew 13.2%, with a margin expansion of 52 bps to 41.3%.

Western Europe (WE)

Own beer volumes in 2Q13 declined 7.2%, while total volumes fell 7.0%. In HY13 own beer volumes declined 7.1%, while total volumes declined 7.0%.

In Belgium, own beer volumes declined 3.9% in 2Q13 and 6.3% in HY13, driven by a weak industry performance due to extremely cold weather.

In Germany, own beer volumes fell by 11.9% in 2Q13 and by 8.8% in HY13, due to a weak industry and market share loss, driven by our price increase. Volumes were impacted by wet weather and floods in many parts of Germany, mainly affecting the Hasseröder brand in its regional strongholds.

In the United Kingdom, own volumes including cider declined by 8.6% in 2Q13 and by 6.9% in HY13 mainly as a consequence of a weak industry due to a cold spring. Market share in HY13 was negatively impacted by ongoing promotional pressure in the off-trade, however Budweiser gained share in both the on-trade and off-trade.

WE EBITDA declined 7.0% to 310 million USD in 2Q13, mainly due to soft volumes and higher sales and marketing investments, with an EBITDA margin decline of 122 bps to 32.0%. In HY13, EBITDA declined 7.4% to 489 million USD with a margin contraction of 95 bps to 29.0%.

PRESS RELEASE Brussels, 31 July 2013 – 11 / 27

Central & Eastern Europe (CEE)

CEE beer volumes declined by 6.1% in 2Q13 and by 10.1% in HY13.

In Russia, beer volumes fell 10.6% in 2Q13 and 13.1% in HY13, as sales, marketing and distribution restrictions led to a weak industry performance. Bud continued to deliver good growth with volumes up 16% in 2Q13 and 20% in HY13, while gaining an estimated 40 bps of market share.

In Ukraine, beer volumes grew 0.1% in 2Q13 and declined 5.6% in HY13, with improving industry and market share trends in the second quarter.

CEE EBITDA increased by 3.5% to 101 million USD in 2Q13 as we continued to focus on improving the brand portfolio and overall profitability. In HY13, EBITDA increased by 3.1% to 117 million USD.

Asia Pacific (APAC)

Asia Pacific beer volumes remain strong, growing by 5.1% in 2Q13 and 9.2% in HY13.

Beer volumes in China grew 5.0% in 2Q13 and 9.1% in HY13, driven by industry growth and market share gains. Our Focus Brands continue to grow well ahead of the rest of our portfolio, growing by 11.8% in 2Q13 and 12.4% in HY13. We estimate that we gained 40 bps of market share in the first five months of the year for which data is available.

APAC EBITDA increased by 27.1% to 157 million USD in 2Q13 with an EBITDA margin expansion of 193 bps to 17.1%, as revenue growth driven by volume, brand mix and selected price increases was partially offset by higher Cost of Sales and distribution expenses related to geographic expansion. In HY13, EBITDA increased by 38.7% to 270 million USD, with an EBITDA margin expansion of 231 bps to 16.7%.

Global Export & Holding Companies (GEHC)

GEHC reported EBITDA of -14 million USD in 2Q13, and -52 million USD in HY13.

PRESS RELEASE Brussels, 31 July 2013 – 12 / 27

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million USD)

	2Q12 Reported	2Q12 Reference base	Scope	Currency translation	Organic growth	2Q13	Organic growth
Revenue	9 871	10 353	59	-229	404	10 587	3.9%
Cost of sales	-4 203	-4 409	-33	79	-89	-4 451	-2.0%
Gross profit	5 668	5 944	26	-150	316	6 136	5.3%
Distribution expenses	-966	-1 008	1	31	-21	-997	-2.1%
Sales and marketing expenses	-1 416	-1 500	-8	36	-118	-1 592	-7.8%
Administrative expenses	-522	-570	-5	11	-19	-583	-3.3%
Other operating income/(expenses)	145	167	1	-9	56	215	33.5%
Normalized profit from operations (normalized EBIT)	2 909	3 032	15	-81	214	3 179	7.1%
Non- recurring items above EBIT	-1					6 305
Net finance cost	-456					-1 000
Non- recurring net finance cost	-1					-242
Share of results of associates	202					116
Income tax expense	-305					-516
Profit	2 348					7 842
Profit attributable to equity holders of
AB InBev	1 940					7 458
Profit attributable to non- controlling interest	408					384
Normalized EBITDA	3 598	3 752	22	-98	219	3 895	5.8%
Normalized profit attributable to equity holders of AB InBev	1 935					1 504

	HY12 Reported	HY12 Reference Base	Scope	Currency translation	Organic growth	HY13	Organic growth
Revenue	19 202	19 685	154	-624	540	19 756	2.7%
Cost of sales	-8 051	-8 258	-72	209	-235	-8 355	-2.9%
Gross profit	11 151	11 427	83	-414	305	11 401	2.7%
Distribution expenses	-1 907	-1 950	-4	83	-65	-1 936	-3.4%
Sales and marketing expenses	-2 681	-2 765	-19	79	-162	-2 869	-5.9%
Administrative expenses	-1 034	-1 082	-11	26	-7	-1 074	-0.6%
Other operating income/(expenses)	270	292	-2	-30	148	408	50.6%
Normalized profit from operations (normalized EBIT)	5 799	5 922	47	-257	218	5 930	3.7%
Non- recurring items above EBIT	23					6 279
Net finance cost	-878					-1 255
Non- recurring net finance cost	-1					-19
Share of results of associates	328					283
Income tax expense	-732					-849
Profit	4 539					10 369
Profit attributable to equity holders of
AB InBev	3 606					9 509
Profit attributable to non- controlling interest	933					860
Normalized EBITDA	7 152	7 307	66	-298	250	7 325	3.4%
Normalized profit attributable to equity holders of AB InBev	3 586					3 357

PRESS RELEASE Brussels, 31 July 2013 – 13 / 27

Revenue

Revenue grew 3.9% in 2Q13 and 2.7% in HY13, with revenue per hl growth of 5.8% in 2Q13 and 5.6% in HY13. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) revenue growth per hl improved 6.4% in both 2Q13 and HY13.

Cost of Sales (CoS)

Cost of Sales (CoS) increased 2.0% in 2Q13, or 3.8% per hl. On a constant geographic basis, CoS per hl increased 4.8% in 2Q13. The increase in CoS was driven by higher input and production costs, particularly in Latin America North and South, while cost pressures in North America eased as a result of an improved production footprint for our innovations. In HY13, CoS grew 2.9%, or 5.9% per hl. On a constant geographic basis, CoS per hl increased by 6.5% in HY13.

Operating expenses

Total operating expenses increased 3.5% in 2Q13 and 1.6% in HY13:

•	Distribution expenses increased by 2.1% in 2Q13 and 3.4% in HY13, with lower distribution expenses in the US, offset by higher own distribution in Brazil, and higher labor and transportation costs in Argentina, China and Brazil

•	Sales and marketing expenses increased 7.8% in 2Q13 and 5.9% in HY13 with higher investments behind our brands and innovations in most Zones, particularly in Brazil during the FIFA Confederations Cup

•	Administrative expenses increased by 3.3% in 2Q13 and by 0.6% in HY13

•	Other operating income was 215 million USD in 2Q13 compared to 167 million USD in 2Q12, and 408 million USD in HY13 compared to 292 million USD in HY12. The increase in 2Q13 and HY13 is mainly due to higher government incentives linked to our investments in Brazil and China

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)

	2Q12	2Q13	HY12	HY13
Restructuring (including impairment losses)	-2	-59	-7	-62
Fair value adjustments	—	6 415	—	6 415
Business and asset disposal (including impairment losses)	10	—	39	—
Acquisition costs related to business combinations	-9	-51	-9	-74

Impact on profit from operations	-1	6 305	23	6 279

Normalized profit from operations excludes positive non-recurring items of 6 305 million USD in 2Q13 and 6 279 million USD in HY13, mainly reflecting the fair value adjustment on the initial investment held in Grupo Modelo, reported in the income statement in line with IFRS accounting standards.

PRESS RELEASE Brussels, 31 July 2013 – 14 / 27

Net finance costs

Figure 5. Net finance costs (million USD)

	2Q12	2Q13	HY12	HY13
Net interest expense	-435	-457	-883	-900
Net interest on net defined benefit liabilities	-40	-39	-82	-76
Accretion expense	-68	-83	-109	-153
Other financial results	87	-421	196	-126
Net finance costs	-456	-1 000	-878	-1 255
Mark-to-market adjustment	—	-150	—	81
Other	-1	-92	-1	-100
Non-recurring net finance costs	-1	-242	-1	-19

	-457	-1 242	-879	-1 274

Net finance costs (excluding non-recurring net finance costs) were 1 000 million USD in 2Q13 compared with 456 million USD in 2Q12, and 1 255 million USD in HY13 compared to 878 million USD in HY12. The increase in net finance costs mainly results from mark-to-market losses of 298 million USD linked to the hedging of our share-based payment programs in 2Q13, reported in other financial results. 2Q12 included a 179 million USD gain from such hedges.

Non-recurring net finance costs were -242 million USD in 2Q13 resulting mainly from mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 30 June 2013, 93% of the deferred share instrument had been hedged at an average price of approximately 67 EUR per share, resulting in a mark-to-market loss of 150 million USD in 2Q13 and a gain of 81 million USD in HY13. Non-recurring net finance costs also include commitment fees and accelerated accretion expenses of -92 million USD in 2Q13 and -100 million USD in HY13 related to the 2012 Facilities Agreement.

Share of results of associates

2Q13 recorded a share of results of associates of 116 million USD, compared to 202 million USD in 2Q12, and 283 million USD in HY13 compared to 328 million USD in HY12, mainly attributable to the results of Grupo Modelo up to the closing of the combination on 4 June 2013.

Income tax expense

Figure 6. Income tax expense (million USD)

	2Q12	2Q13	HY12	HY13
Tax expense	305	516	732	849
Effective tax rate	12.4%	6.3%	14.8%	7.8%
Normalized effective tax rate	12.5%	18.7%	14.7%	15.8%

Income tax in 2Q13 was 516 million USD with a reported effective tax rate (ETR) of 6.3%, compared with an income tax expense of 305 million USD in 2Q12 and a reported ETR of 12.4%. The decrease in the reported ETR mainly results from the non-taxable nature of the fair value adjustment on the initial investment held in Grupo Modelo. The normalized ETR in 2Q13 was 18.7%, compared with 12.5% in 2Q12. The normalized ETR in 2Q13 was impacted by the non-deductible nature of losses from certain derivatives related to the hedging of our share-based payment programs, while the normalized ETR in 2Q12 benefited from non-taxable gains on these derivatives and the favorable outcome of certain tax claims.

PRESS RELEASE Brussels, 31 July 2013 – 15 / 27

In HY13, the income tax expense was 849 million USD with a reported ETR of 7.8%, compared with income taxes of 732 million USD with a reported ETR of 14.8% in HY12. The normalized ETR in HY13 was 15.8%, compared with 14.7% in HY12.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was 384 million USD in 2Q13, a decrease from 408 million USD in 2Q12, mainly due to the depreciation of the Brazilian real to the US dollar. HY13 profit attributable to non-controlling interest was 860 million USD, a decrease from 933 million USD in HY12.

2Q13 normalized profit and profit

Normalized profit attributable to equity holders of AB InBev was 1 504 million USD in 2Q13 compared with 1 935 million USD in 2Q12, and 3 357 million USD in HY13 compared with 3 586 million USD in HY12.

Profit attributable to equity holders of AB InBev was 7 458 million USD in 2Q13, compared to 1 940 million USD in 2Q12, reflecting the fair value adjustment on the initial investment held in Grupo Modelo, reported in the income statement. Profit attributable to equity holders of AB InBev was 9 509 million USD in HY13 compared to 3 606 million USD in HY12.

2Q13 and HY13 EPS

Figure 7. Earnings per share (USD)

	2Q12	2Q13	HY12	HY13
Normalized earnings per share	1.21	0.93	2.24	2.09
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	0.01	3.86	0.02	3.84
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	0.00	-0.15	0.00	-0.01

Basic earnings per share	1.22	4.64	2.26	5.92

Normalized EPS was 0.93 USD in 2Q13 compared with 1.21 USD in 2Q12, with the decrease due to higher net finance costs and income tax expenses. HY13 normalized EPS was 2.09 USD, and 2.24 USD in HY12.

PRESS RELEASE Brussels, 31 July 2013 – 16 / 27

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 8. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev

(million USD)

	2Q12	2Q13	HY12	HY13
Profit attributable to equity holders of AB InBev	1 940	7 458	3 606	9 509
Non-controlling interests	408	384	933	860
Profit	2 348	7 842	4 539	10 369
Income tax expense	305	516	732	849
Share of results of associates	-202	-116	-328	-283
Non-recurring net finance cost	1	242	1	19
Net finance cost	456	1 000	878	1 255
Non-recurring items above EBIT (incl. non-recurring impairment)	1	-6 305	-23	-6 279
Normalized EBIT	2 909	3 179	5 799	5 930
Depreciation, amortization and impairment	689	716	1 353	1 395
Normalized EBITDA	3 598	3 895	7 152	7 325

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

PRESS RELEASE Brussels, 31 July 2013 – 17 / 27

FINANCIAL POSITION

Figure 9. Cash Flow Statement (million USD)

	HY12	HY13
Operating activities
Profit	4 539	10 369
Revaluation of initial stake in Grupo Modelo	—	-6 415
Interest, taxes and non-cash items included in profit	2 797	3 478

Cash flow from operating activities before changes in working capital and use of provisions	7 336	7 432
Change in working capital	-1 156	-1 539
Pension contributions and use of provisions	-453	-282
Interest and taxes (paid)/received	-1 849	-2 528
Dividends received	717	601

Cash flow from operating activities	4 595	3 684
Investing activities
Net capex	-1 139	-1 329
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-1 346	-16 880
Proceeds from the sale of/(investments in) short-term debt securities	-1	6 703
Proceeds from the sale of assets held for sale	—	4 787
Other	-49	-214

Cash flow from investing activities	-2 535	-6 933
Financing activities
Dividends paid	-3 079	-4 562
Net (payments on)/proceeds from borrowings	-315	6 309
Net proceeds from the issue of share capital	95	41
Cash received for deferred shares instrument	—	1 500
Other (including net finance cost other than interest)	-214	11

Cash flow from financing activities	-3 513	3 299
Net increase/(decrease) in cash and cash equivalents	-1 453	50

HY13 recorded an increase in cash and cash equivalents of 50 million USD compared to a decrease of 1 453 million USD in HY12, with the following movements:

•	Cash flow from operating activities reached 3 684 million USD in the first half of 2013 compared to 4 595 million USD in the first half of 2012. The decrease mainly results from higher interest and taxes paid and negative changes in working capital in the first half of 2013. Changes in working capital in the first half of 2013 and 2012 reflect higher working capital levels compared to year-end levels partly due to seasonality. Changes in working capital in the first half of 2013 are negatively impacted by the payments related to capital expenditure projects in 2012

•	Cash flow from investing activities was 6 933 million USD in the first half of 2013 as compared to 2 535 million USD in the first half of 2012. The evolution of the cash used in investment activities in the first half of 2013 is mainly explained by the combination with Grupo Modelo, offset by the proceeds from the sale to Constellation Brands of the Piedras Negras brewery and the perpetual rights to the Grupo Modelo brands distributed in the US by Crown Imports

•	Cash flow from financing activities amounted to a cash inflow of 3 299 million USD in the first half of 2013, as compared to a cash outflow of 3 513 million USD in the first half of 2012. The cash flow from financing activities in the first half of 2013 reflects the funding of the combination with Grupo Modelo, higher dividend payments compared to 2012 and the cash proceeds from the deferred share instruments issued in a transaction related to the combination with Grupo Modelo

PRESS RELEASE Brussels, 31 July 2013 – 18 / 27

AB InBev’s net debt increased to 43 092 million USD as at 30 June 2013, from 30 114 million USD as at 31 December 2012. The net debt position was mainly impacted by the payment associated with the Grupo Modelo combination, net of the cash acquired, and the proceeds from the asset sales to Constellation Brands. AB InBev financed the Grupo Modelo combination with funds drawn under the 2012 Facilities Agreement and cash, cash equivalents and short term investments in debt securities which the company had accumulated pending the closing of the Grupo Modelo transaction. In June 2013, AB InBev fully repaid the portion of the 2012 Facilities Agreement that was drawn for the combination, and terminated the 2012 Facilities Agreement.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2013 amounted to 6 910 million USD. As of 30 June 2013, the company had total liquidity of 11 575 million USD, which consisted of 4 500 million USD available under committed long-term credit facilities, 165 million USD under short-term credit facilities and 6 910 million USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operations.

Figure 10. Terms and debt repayment schedule as of 30 June 2013 (billion USD)

The 2013 half-year (HY13) financial data set out in figures 3 to 10 have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2013, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with both International Standard on Review Engagements 2410 and the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

PRESS RELEASE Brussels, 31 July 2013 – 19 / 27

RECENT EVENTS

AB InBev and Grupo Modelo Combination

On 4 June 2013, AB InBev announced the completion of its combination with Grupo Modelo in a transaction valued at 20.1 billion USD. AB InBev established and funded a Trust to accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 USD per share over a period of up to 25 months from the completion of the combination. As of 30 June 2013, AB InBev owned approximately 95% of Grupo Modelo’s outstanding shares.

Upon the completion of the combination, Mexico became AB InBev’s seventh Zone. María Asunción Aramburuzabala and Valentín Díez Morodo will join AB InBev’s Board of Directors, subject to the approval of AB InBev’s shareholders at the next shareholders meeting. AB InBev expects to apply to list certain of its ordinary shares on the Mexico Stock Exchange in the coming months.

On 7 June 2013, in a transaction related to the combination, Grupo Modelo completed the sale of its US business to Constellation Brands, Inc. for approximately 4.75 billion USD, in aggregate, subject to a post-closing adjustment.

Ambev Stock Swap Merger

On 7 December 2012, Companhia de Bebidas das Américas – Ambev (“Ambev”), a majority-owned subsidiary of AB InBev, announced its intention to propose for deliberation by its shareholders, at an extraordinary general shareholders’ meeting, a corporate restructuring to combine Ambev’s current dual-class capital structure comprised of voting common and non-voting preferred shares into a new, single-class capital structure comprised exclusively of voting common shares. The purpose of the proposed corporate restructuring is to simplify Ambev’s corporate structure and improve its corporate governance with a view to increasing liquidity to all Ambev shareholders, eliminating certain administrative, financial and other costs and providing more flexibility for management of Ambev’s capital structure.

The extraordinary general shareholders’ meeting was held on 30 July 2013, and the proposed corporate restructuring was approved. The restructuring will be implemented by means of a stock swap merger under the Brazilian Corporate Law (incorporação de ações) of Ambev with Ambev S.A., which is currently a non-reporting Brazilian corporation (the “Ambev Stock Swap Merger”). AB InBev currently owns, indirectly, 100% of the shares of Ambev S.A. Ambev S.A. is currently the direct controlling shareholder of Ambev, holding 74.0% and 46.3% of the Ambev common shares and preferred shares, respectively. As a result thereof, AB InBev currently has a 61.9% indirect economic interest in Ambev and 74.0% indirect voting interest in Ambev.

Per the terms of the Ambev Stock Swap Merger, all the issued and outstanding shares of Ambev not held by Ambev S.A. will be exchanged for newly-issued common shares of Ambev S.A. Upon consummation and as a result of the Ambev Stock Swap Merger, Ambev will become a wholly-owned subsidiary of Ambev S.A. Thereafter, AB InBev will retain an unchanged indirect 61.9% economic interest in Ambev and its indirect voting interest in Ambev will be reduced to 61.9%.

Update on Investigation Inquiring into Indian Operations

As previously disclosed, we have been informed by the SEC that it is conducting an investigation into our affiliates in India, including our non-consolidated Indian joint venture, InBev India Int’l Private Ltd, and whether certain relationships of agents and employees were compliant with the FCPA. We continue to cooperate in this investigation and have been informed by the Department of Justice (DOJ) that it is also conducting a similar investigation. Our investigation into the conduct in question is ongoing and we are cooperating with the SEC and the DOJ.

PRESS RELEASE Brussels, 31 July 2013 – 20 / 27

ANNEXES

•	Annex 1: Second Quarter (2Q13) segment information

•	Annex 2: Half Year 2013 (HY13) segment information

•	Annex 3: Reference Base 2012

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast at 3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=489068&s=1&k=E7DF6C736693776C578F29CF174C6317

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/94472472

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2013. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer, one of the world’s top five consumer products companies and recognized as first in the beverage industry on FORTUNE Magazine’s “World’s Most Admired” companies list. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Corona®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of its approximately 150,000 employees based in 24 countries worldwide. In 2012, AB InBev realized 39.8 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE Brussels, 31 July 2013 – 21 / 27

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com

PRESS RELEASE Brussels, 31 July 2013 – 22 / 27

Annex 1 AB InBev Worldwide	2Q12 Reference base	Scope	Currency translation	Organic growth	2Q13	Organic growth
Total volumes (thousand hls)	106 018	1 158	—	-1 305	105 870	-1.2%
AB InBev own beer	94 873	1 133	—	-917	95 088	-1.0%
Revenue	10 353	59	-229	404	10 587	3.9%
Cost of sales	-4 409	-33	79	-89	-4 451	-2.0%
Gross profit	5 944	26	-150	316	6 136	5.3%
Distribution expenses	-1 008	1	31	-21	-997	-2.1%
Sales and marketing expenses	-1 500	-8	36	-118	-1 592	-7.8%
Administrative expenses	-570	-5	11	-19	-583	-3.3%
Other operating income/(expenses)	167	1	-9	56	215	33.5%
Normalized EBIT	3 032	15	-81	214	3 179	7.1%
Normalized EBITDA	3 752	22	-98	219	3 895	5.8%
Normalized EBITDA margin	36.2%				36.8%	67 bp

North America	2Q12 Reference base	Scope	Currency translation	Organic growth	2Q13	Organic growth
Total volumes (thousand hls)	32 898	78	—	-607	32 368	-1.8%
Revenue	4 222	2	-10	65	4 279	1.5%
Cost of sales	-1 733	-5	2	3	-1 732	0.2%
Gross profit	2 489	-3	-7	68	2 547	2.7%
Distribution expenses	-348	6	2	19	-321	5.6%
Sales and marketing expenses	-473	-5	1	-5	-481	-1.0%
Administrative expenses	-116	—	—	3	-113	2.4%
Other operating income/(expenses)	17	—	—	-1	16	-8.3%
Normalized EBIT	1 570	-2	-4	84	1 648	5.4%
Normalized EBITDA	1 776	-2	-4	71	1 840	4.0%
Normalized EBITDA margin	42.1%				43.0%	102 bp

Mexico	2Q12 Reference base	Scope	Currency translation	Organic growth	2Q13	Organic growth
Total volumes (thousand hls)	3 315	—	—	7	3 322	0.2%
Revenue	374	—	19	17	410	4.4%
Cost of sales	-146	—	-7	10	-143	6.7%
Gross profit	228	—	12	26	267	11.6%
Distribution expenses	-39	—	-2	6	-35	16.1%
Sales and marketing expenses	-80	—	-3	16	-67	19.9%
Administrative expenses	-47	—	-2	15	-34	31.4%
Other operating income/(expenses)	21	—	—	-15	7	-70.5%
Normalized EBIT	83	—	6	49	137	58.8%
Normalized EBITDA	113	—	8	48	169	42.2%
Normalized EBITDA margin	30.3%				41.2%	1093 bp

Latin America - North	2Q12 Reference base	Scope	Currency translation	Organic growth	2Q13	Organic growth
Total volumes (thousand hls)	27 135	218	—	-420	26 932	-1.5%
Revenue	2 392	34	-186	210	2 450	8.8%
Cost of sales	-798	-12	63	-87	-835	-10.9%
Gross profit	1 594	22	-124	123	1 615	7.7%
Distribution expenses	-306	-3	25	-36	-321	-11.9%
Sales and marketing expenses	-315	-4	32	-98	-385	-31.1%
Administrative expenses	-139	-2	11	-12	-140	-8.5%
Other operating income/(expenses)	88	1	-11	64	142	72.7%
Normalized EBIT	922	14	-67	41	910	4.4%
Normalized EBITDA	1 103	17	-81	60	1 099	5.5%
Normalized EBITDA margin	46.1%				44.9%	-141 bp

Latin America - South	2Q12 Reference base	Scope	Currency translation	Organic growth	2Q13	Organic growth
Total volumes (thousand hls)	7 611	—	—	-64	7 548	-0.8%
Revenue	606	—	-62	106	649	17.4%
Cost of sales	-271	—	27	-35	-279	-13.0%
Gross profit	335	—	-35	71	370	21.1%
Distribution expenses	-61	—	7	-13	-67	-21.7%
Sales and marketing expenses	-82	—	7	-11	-85	-13.4%
Administrative expenses	-25	—	1	-4	-28	-17.6%
Other operating income/(expenses)	-3	—	1	-4	-6	—
Normalized EBIT	165	—	-19	38	185	23.3%
Normalized EBITDA	212	—	-23	43	233	20.2%
Normalized EBITDA margin	35.0%				35.8%	83 bp

PRESS RELEASE Brussels, 31 July 2013 – 23 / 27

Annex 1 Western Europe	2Q12 Reference base	Scope	Currency translation	Organic growth	2Q13	Organic growth
Total volumes (thousand hls)	8 194	—	—	-571	7 623	-7.0%
AB InBev own beer	7 718	—	—	-553	7 165	-7.2%
Revenue	1 011	—	-7	-35	969	-3.5%
Cost of sales	-423	—	4	25	-394	5.9%
Gross profit	589	—	-3	-10	575	-1.7%
Distribution expenses	-101	—	1	5	-96	5.2%
Sales and marketing expenses	-183	—	2	-11	-192	-6.0%
Administrative expenses	-58	—	1	-2	-60	-4.1%
Other operating income/(expenses)	4	—	—	1	6	35.9%
Normalized EBIT	250	—	-1	-17	232	-6.7%
Normalized EBITDA	335	—	-1	-24	310	-7.0%
Normalized EBITDA margin	33.1%				32.0%	-122 bp

Central and Eastern Europe	2Q12 Reference base	Scope	Currency translation	Organic growth	2Q13	Organic growth
Total volumes (thousand hls)	6 973	—	—	-427	6 546	-6.1%
Revenue	521	—	-8	-42	471	-8.1%
Cost of sales	-274	—	4	23	-246	8.5%
Gross profit	247	—	-4	-19	224	-7.6%
Distribution expenses	-58	—	1	11	-46	19.3%
Sales and marketing expenses	-121	—	2	17	-102	14.4%
Administrative expenses	-24	—	1	—	-23	2.1%
Other operating income/(expenses)	4	—	—	-3	1	-77.3%
Normalized EBIT	48	—	—	7	55	15.1%
Normalized EBITDA	99	—	-1	3	101	3.5%
Normalized EBITDA margin	18.9%				21.4%	237 bp

Asia Pacific	2Q12 Reference base	Scope	Currency translation	Organic growth	2Q13	Organic growth
Total volumes (thousand hls)	17 113	923	—	871	18 907	5.1%
Revenue	768	30	21	98	916	12.8%
Cost of sales	-423	-19	-11	-45	-498	-10.5%
Gross profit	345	10	9	54	418	15.6%
Distribution expenses	-65	-3	-2	-9	-79	-14.0%
Sales and marketing expenses	-198	-4	-5	-25	-233	-12.6%
Administrative expenses	-65	-3	-2	-12	-82	-18.5%
Other operating income/(expenses)	22	—	1	15	38	68.9%
Normalized EBIT	38	1	1	23	64	59.9%
Normalized EBITDA	117	4	4	32	157	27.1%
Normalized EBITDA margin	15.2%				17.1%	193 bp

Global Export and Holding Companies	2Q12 Reference base	Scope	Currency translation	Organic growth	2Q13	Organic growth
Total volumes (thousand hls)	2 779	-61	—	-93	2 625	-3.4%
Revenue	459	-7	5	-14	442	-3.2%
Cost of sales	-341	3	-3	17	-323	5.0%
Gross profit	118	-3	2	3	118	2.3%
Distribution expenses	-30	1	—	-4	-34	-15.1%
Sales and marketing expenses	-49	4	—	-2	-46	-3.7%
Administrative expenses	-96	—	—	-6	-103	-6.3%
Other operating income/(expenses)	13	—	—	-2	11	-12.0%
Normalized EBIT	-45	2	2	-11	-52	-25.8%
Normalized EBITDA	-3	2	2	-15	-14	—

PRESS RELEASE Brussels, 31 July 2013 – 24 / 27

Annex 2 AB InBev Worldwide	HY12 Reference Base	Scope	Currency translation	Organic growth	HY13	Organic growth
Total volumes (thousand hls)	199 195	1 746	—	-5 108	195 833	-2.6%
of which AB InBev own beer	175 570	1 676	—	-4 115	173 130	-2.3%
Revenue	19 685	154	-624	540	19 756	2.7%
Cost of sales	-8 258	-72	209	-235	-8 355	-2.9%
Gross profit	11 427	83	-414	305	11 401	2.7%
Distribution expenses	-1 950	-4	83	-65	-1 936	-3.4%
Sales and marketing expenses	-2 765	-19	79	-162	-2 869	-5.9%
Administrative expenses	-1 082	-11	26	-7	-1 074	-0.6%
Other operating income/(expenses)	292	-2	-30	148	408	50.6%
Normalized EBIT	5 922	47	-257	218	5 930	3.7%
Normalized EBITDA	7 307	66	-298	250	7 325	3.4%
Normalized EBITDA margin	37.1%				37.1%	25 bp

North America	HY12 Reference Base	Scope	Currency translation	Organic growth	HY13	Organic growth
Total volumes (thousand hls)	62 676	162	—	-2 113	60 725	-3.4%
Revenue	7 953	7	-13	15	7 962	0.2%
Cost of sales	-3 266	-10	3	6	-3 266	0.2%
Gross profit	4 688	-3	-10	21	4 696	0.5%
Distribution expenses	-664	11	3	15	-635	2.4%
Sales and marketing expenses	-895	-11	2	-21	-925	-2.3%
Administrative expenses	-236	—	—	4	-231	1.7%
Other operating income/(expenses)	29	—	—	3	31	8.9%
Normalized EBIT	2 922	-3	-5	22	2 936	0.8%
Normalized EBITDA	3 328	-3	-6	1	3 320	—
Normalized EBITDA margin	41.8%				41.7%	-6 bp

Mexico	HY12 Reference Base	Scope	Currency translation	Organic growth	HY13	Organic growth
Total volumes (thousand hls)	3 315	—	—	7	3 322	0.2%
Revenue	374	—	19	17	410	4.4%
Cost of sales	-146	—	-7	10	-143	6.7%
Gross profit	228	—	12	26	267	11.6%
Distribution expenses	-39	—	-2	6	-35	16.1%
Sales and marketing expenses	-80	—	-3	16	-67	19.9%
Administrative expenses	-47	—	-2	15	-34	31.4%
Other operating income/(expenses)	21	—	—	-15	7	-70.5%
Normalized EBIT	83	—	6	49	137	58.8%
Normalized EBITDA	113	—	8	48	169	42.2%
Normalized EBITDA margin	30.3%				41.2%	1093 bp

Latin America - North	HY12 Reference Base	Scope	Currency translation	Organic growth	HY13	Organic growth
Total volumes (thousand hls)	56 546	786	—	-2 114	55 217	-3.7%
Revenue	5 199	132	-515	239	5 055	4.6%
Cost of sales	-1 678	-50	173	-169	-1 723	-10.1%
Gross profit	3 522	83	-342	70	3 332	2.0%
Distribution expenses	-653	-14	68	-66	-666	-10.2%
Sales and marketing expenses	-631	-14	71	-121	-696	-19.2%
Administrative expenses	-272	-8	26	-11	-264	-3.9%
Other operating income/(expenses)	172	-2	-32	165	302	95.9%
Normalized EBIT	2 136	45	-210	36	2 008	1.7%
Normalized EBITDA	2 486	61	-247	85	2 384	3.4%
Normalized EBITDA margin	47.8%				47.2%	-55 bp

Latin America - South	HY12 Reference Base	Scope	Currency translation	Organic growth	HY13	Organic growth
Total volumes (thousand hls)	18 556	—	—	-1 184	17 373	-6.4%
Revenue	1 477	—	-131	174	1 520	11.8%
Cost of sales	-601	—	51	-44	-594	-7.2%
Gross profit	876	—	-80	131	927	14.9%
Distribution expenses	-139	—	15	-27	-151	-19.1%
Sales and marketing expenses	-169	—	13	-24	-180	-14.0%
Administrative expenses	-50	—	2	-4	-52	-7.3%
Other operating income/(expenses)	-7	—	1	-4	-10	-53.7%
Normalized EBIT	511	—	-50	73	534	14.3%
Normalized EBITDA	605	—	-56	80	628	13.2%
Normalized EBITDA margin	40.9%				41.3%	52 bp

PRESS RELEASE Brussels, 31 July 2013 – 25 / 27

Annex 2 Western Europe	HY12	Scope	Currency	Organic	HY13	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	14 392	—	—	-1 012	13 379	-7.0%
of which AB InBev own beer	13 546	—	—	-963	12 582	-7.1%
Revenue	1 768	—	-7	-76	1 685	-4.3%
Cost of sales	-761	—	4	36	-721	4.7%
Gross profit	1 007	—	-3	-40	964	-4.0%
Distribution expenses	-188	—	—	10	-177	5.5%
Sales and marketing expenses	-339	—	2	-3	-340	-0.8%
Administrative expenses	-127	—	—	6	-121	4.5%
Other operating income/(expenses)	6	—	—	2	8	35.9%
Normalized EBIT	360	—	-1	-25	334	-6.9%
Normalized EBITDA	529	—	-1	-39	489	-7.4%
Normalized EBITDA margin	29.9%				29.0%	-95	bp

Central and Eastern Europe	HY12	Scope	Currency	Organic	HY13	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	11 295	—	—	-1 135	10 160	-10.1%
Revenue	826	—	-10	-74	742	-9.0%
Cost of sales	-455	—	5	39	-411	8.5%
Gross profit	371	—	-5	-35	330	-9.6%
Distribution expenses	-98	—	1	20	-77	20.5%
Sales and marketing expenses	-208	—	3	26	-180	12.2%
Administrative expenses	-51	—	1	5	-45	9.5%
Other operating income/(expenses)	2	—	—	-2	—	-79.8%
Normalized EBIT	15	—	—	13	28	85.8%
Normalized EBITDA	114	—	-1	4	117	3.1%
Normalized EBITDA margin	13.8%				15.7%	184	bp

Asia Pacific	HY12	Scope	Currency	Organic	HY13	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	28 026	923	—	2 571	31 521	9.2%
Revenue	1 306	30	29	255	1 619	19.5%
Cost of sales	-750	-19	-16	-132	-916	-17.6%
Gross profit	556	10	13	123	702	22.0%
Distribution expenses	-110	-3	-2	-21	-137	-19.3%
Sales and marketing expenses	-337	-4	-7	-42	-390	-12.6%
Administrative expenses	-122	-3	-3	-18	-146	-15.0%
Other operating income/(expenses)	47	—	1	—	48	0.1%
Normalized EBIT	35	1	2	41	78	117.5%
Normalized EBITDA	188	4	5	73	270	38.7%
Normalized EBITDA margin	14.4%				16.7%	231	bp

Global Export and Holding Companies	HY12	Scope	Currency	Organic	HY13	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	4 389	-126	—	-127	4 136	-3.0%
Revenue	781	-14	5	-9	762	-1.1%
Cost of sales	-601	7	-4	18	-580	3.1%
Gross profit	179	-7	1	10	182	5.6%
Distribution expenses	-57	2	—	-3	-58	-5.6%
Sales and marketing expenses	-106	9	—	7	-89	7.7%
Administrative expenses	-178	—	—	-4	-181	-2.0%
Other operating income/(expenses)	21	—	—	-1	20	-6.1%
Normalized EBIT	-139	4	1	9	-126	6.7%
Normalized EBITDA	-56	4	1	-1	-52	-1.2%

PRESS RELEASE Brussels, 31 July 2013 – 26 / 27

Annex 3 AB InBev Worldwide	1Q 2012	2Q 2012	3Q 2012	4Q 2012	2012
	Reference Base	Reference Base	Reference Base	Reference Base	Reference Base
Volumes	93 178	106 018	119 638	111 987	430 821
Revenue	9 332	10 353	11 622	11 621	42 927
Cost of sales	-3 849	-4 409	-4 876	-4 620	-17 754
Gross profit	5 483	5 944	6 746	7 001	25 173
Distribution expenses	-941	-1 008	-1 079	-1 054	-4 082
Sales & marketing expenses	-1 265	-1 500	-1 573	-1 465	-5 803
Administrative expenses	-512	-570	-746	-716	-2 544
Other operating income/expenses	125	167	246	255	793
Normalized EBIT	2 890	3 032	3 594	4 021	13 537
Normalized EBITDA	3 555	3 752	4 359	4 814	16 480
Normalized EBITDA margin	38.1%	36.2%	37.5%	41.4%	38.4%

North America	1Q 2012	2Q 2012	3Q 2012	4Q 2012	2012
	Reference Base	Reference Base	Reference Base	Reference Base	Reference Base
Volumes	29 778	32 898	33 799	28 664	125 139
Revenue	3 731	4 222	4 315	3 759	16 028
Cost of sales	-1 533	-1 733	-1 774	-1 576	-6 615
Gross profit	2 198	2 489	2 541	2 183	9 412
Distribution expenses	-316	-348	-346	-309	-1 319
Sales & marketing expenses	-422	-473	-472	-427	-1 794
Administrative expenses	-120	-116	-117	-100	-452
Other operating income/expenses	11	17	18	17	64
Normalized EBIT	1 352	1 570	1 624	1 365	5 911
Normalized EBITDA	1 552	1 776	1 828	1 579	6 735
Normalized EBITDA margin	41.6%	42.1%	42.4%	42.0%	42.0%

Mexico	1Q 2012	2Q 2012	3Q 2012	4Q 2012	2012
	Reference Base	Reference Base	Reference Base	Reference Base	Reference Base
Volumes	—	3 315	9 531	10 192	23 038
Revenue	—	374	1 095	1 147	2 616
Cost of sales	—	-146	-451	-416	-1 014
Gross profit	—	228	644	731	1 602
Distribution expenses	—	-39	-119	-112	-270
Sales & marketing expenses	—	-80	-220	-215	-515
Administrative expenses	—	-47	-142	-148	-338
Other operating income/expenses	—	21	57	24	102
Normalized EBIT	—	83	220	279	582
Normalized EBITDA	—	113	306	358	777
Normalized EBITDA margin		30.3%	28.0%	31.2%	29.7%

Latin America North	1Q 2012	2Q 2012	3Q 2012	4Q 2012	2012
	Reference Base	Reference Base	Reference Base	Reference Base	Reference Base
Volumes	29 411	27 135	29 674	36 163	122 382
Revenue	2 808	2 392	2 680	3 388	11 268
Cost of sales	-880	-798	-863	-979	-3 519
Gross profit	1 928	1 594	1 817	2 410	7 748
Distribution expenses	-347	-306	-291	-333	-1 277
Sales & marketing expenses	-317	-315	-285	-288	-1 204
Administrative expenses	-134	-139	-211	-128	-612
Other operating income/expenses	84	88	118	136	426
Normalized EBIT	1 214	922	1 148	1 797	5 081
Normalized EBITDA	1 383	1 103	1 329	1 972	5 787
Normalized EBITDA margin	49.3%	46.1%	49.6%	58.2%	51.4%

Latin America South	1Q 2012	2Q 2012	3Q 2012	4Q 2012	2012
	Reference Base	Reference Base	Reference Base	Reference Base	Reference Base
Volumes	10 945	7 611	8 192	11 348	38 097
Revenue	871	606	694	1 039	3 209
Cost of sales	-330	-271	-280	-363	-1 244
Gross profit	541	335	413	676	1 966
Distribution expenses	-79	-61	-70	-87	-296
Sales & marketing expenses	-87	-82	-85	-83	-336
Administrative expenses	-25	-25	-29	-30	-108
Other operating income/expenses	-5	-3	5	6	4
Normalized EBIT	346	165	235	483	1 228
Normalized EBITDA	392	212	278	536	1 419
Normalized EBITDA margin	45.0%	35.0%	40.1%	51.6%	44.2%

PRESS RELEASE Brussels, 31 July 2013 – 27 / 27

Annex 3 Western Europe	1Q 2012	2Q 2012	3Q 2012	4Q 2012	2012
	Reference Base	Reference Base	Reference Base	Reference Base	Reference Base
Volumes	6 198	8 194	7 913	7 329	29 634
Revenue	757	1 011	968	914	3 650
Cost of sales	-338	-423	-404	-390	-1 555
Gross profit	419	589	564	524	2 095
Distribution expenses	-87	-101	-95	-87	-369
Sales & marketing expenses	-156	-183	-171	-154	-663
Administrative expenses	-69	-58	-64	-68	-259
Other operating income/expenses	3	4	7	11	24
Normalized EBIT	110	250	241	226	827
Normalized EBITDA	194	335	323	312	1 163
Normalized EBITDA margin	25.6%	33.1%	33.3%	34.1%	31.9%

Central & Eastern Europe	1Q 2012	2Q 2012	3Q 2012	4Q 2012	2012
	Reference Base	Reference Base	Reference Base	Reference Base	Reference Base
Volumes	4 322	6 973	6 547	4 943	22 785
Revenue	305	521	467	375	1 668
Cost of sales	-181	-274	-248	-211	-914
Gross profit	124	247	219	164	754
Distribution expenses	-41	-58	-47	-39	-184
Sales & marketing expenses	-87	-121	-87	-105	-400
Administrative expenses	-27	-24	-26	-37	-113
Other operating income/expenses	-2	4	3	0	5
Normalized EBIT	-33	48	63	-17	62
Normalized EBITDA	16	99	110	32	257
Normalized EBITDA margin	5.1%	18.9%	23.6%	8.6%	15.4%

Asia Pacific	1Q 2012	2Q 2012	3Q 2012	4Q 2012	2012
	Reference Base	Reference Base	Reference Base	Reference Base	Reference Base
Volumes	10 914	17 113	19 779	9 862	57 667
Revenue	538	768	859	525	2 690
Cost of sales	-326	-423	-468	-347	-1 565
Gross profit	212	345	391	178	1 125
Distribution expenses	-45	-65	-73	-51	-235
Sales & marketing expenses	-139	-198	-194	-140	-670
Administrative expenses	-57	-65	-67	-86	-274
Other operating income/expenses	25	22	25	49	121
Normalized EBIT	-4	38	83	-50	67
Normalized EBITDA	71	117	164	44	396
Normalized EBITDA margin	13.1%	15.2%	19.0%	8.5%	14.7%

Global Export & Holding Companies	1Q 2012	2Q 2012	3Q 2012	4Q 2012	2012
	Reference Base	Reference Base	Reference Base	Reference Base	Reference Base
Volumes	1 611	2 778	4 202	3 487	12 079
Revenue	322	459	544	473	1 798
Cost of sales	-260	-341	-389	-338	-1 328
Gross profit	62	118	156	136	471
Distribution expenses	-27	-30	-38	-37	-132
Sales & marketing expenses	-57	-49	-60	-54	-220
Administrative expenses	-81	-96	-90	-119	-386
Other operating income/expenses	9	13	13	12	47
Normalized EBIT	-95	-45	-19	-62	-221
Normalized EBITDA	-53	-3	22	-21	-54